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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                         Astralis Pharmaceuticals, Ltd.
                    (f/k/a Hercules Development Group, Inc.)
     ----------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, par value $.000l
     ----------------------------------------------------------------------
                         (Title of Class of Securities)


                                    42710H105
      ---------------------------------------------------------------------
                                 (CUSIP Number)



                 Mike Ajnsztajn, Astralis Pharmaceuticals, Ltd.,
135 Columbia Turnpike, Suite 301, Florham Park, New Jersey 07932, (973) 377-8008
 -------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



                                November 13, 2001
                     --------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b) (3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)



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                                  SCHEDULE 13D

CUSIP No. __427l0Hl05

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Mike Ajnsztajn
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)     [   ]
                                                              (b)     [   ]
     Mike Ajnsztajn
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3    SEC USE ONLY

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4    SOURCE OF FUNDS

     00

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)               [  ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Brazil
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Number of       7            SOLE VOTING POWER
Shares Owned
By Each             8,855,000 Shares of Common Stock, $.0001 par value per share
Reporting
Person
With


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                8            SHARED VOTING POWER

                    None

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                9            SOLE DISPOSITIVE POWER

                    8,855,000 Shares of Common Stock, $.0001 par value per share


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                10           SHARED DISPOSITIVE POWER
                    None
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              8,855,000 Shares of Common Stock, $.0001 par value per share
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                 [     ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          23.57%
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14   TYPE OF REPORTING PERSON

     IN
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Item 1. Security and Issuer.

         This statement on Schedule 13D (the `Statement") relates to the common stock, $0.0001 par value per share (the "Common Stock"), of Astralis Pharmaceuticals, Ltd. (hereinafter the "Company", and formerly Hercules Development Group, Inc.), a Colorado corporation, with its principal executive offices at 135 Columbia Turnpike, Suite 301, Florham Park, New Jersey 07932.


Item 2. Identity and Background.

         This Statement is being filed by Mike Ajnsztajn, whose address is c/o the Company, 135 Columbia Turnpike, Florham Park, New Jersey 07932. During the last five years Mr. Ajnsztajn has not (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. Mr. Ajnsztajn is a resident of the United States and a citizen of Brazil.


Item 3. Source and Amount of Funds or Other Consideration.

         All of the shares of Common Stock beneficially owned by Mr. Ajnsztajn were acquired pursuant to an exchange (the "Exchange") effectuated pursuant to a certain Contribution Agreement (the "Contribution Agreement") with Astralis, LLC ("Astralis, LLC"), a New Jersey limited liability company, whereby all the membership interests of Astralis, LLC (the "Membership Interests") were exchanged for an aggregate of twenty-eight million (28,000,000) shares of common stock of Hercules Development Group, Inc. ("Hercules"), the Company's predecessor, and six million three hundred thousand (6,300,000) warrants to purchase such shares of common stock. The Contribution Agreement was executed by and among Astralis, LLC, Hercules and the members of Astralis, LLC and was approved by Hercules' shareholders at a special meeting on November 1, 2001 in New York, New York and closed on November 13, 2001. Thereafter Hercules changed its name to Astralis Pharmaceuticals, Ltd. Other than the transfer of his membership interests in Astralis, LLC for shares of the Company's Common Stock pursuant to the Exchange, no other funds or other consideration were used in acquiring the shares of Common Stock beneficially owned by Mr. Ajnsztajn.


Item 4. Purpose of Transaction.

         All shares of Company Common Stock owned by Mr. Ajnsztajn have been acquired by Mr. Ajnsztajn for investment purposes only.

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Item 5. Interest in Securities of the Issuer.

         As of November 13, 2001, Mr. Ajnsztajn owned 8,855,000 shares of Common Stock. The shares of Common Stock owned by Mr. Ajnsztajn as of the date hereof represent approximately 23.57% of the issued and outstanding shares of Common Stock. Mr. Ajnsztajn has sole power to vote and dispose of each of the 8,855,000 shares of Common Stock beneficially owned by him. In the sixty days prior to November 13, 2001, Mr. Ajnsztajn has not engaged in any other transactions involving the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         As of the date hereof, Mr. Ajnsztajn does not have any other contracts, arrangements, understandings or relationships with respect to the securities of Astralis Pharmaceuticals, Ltd.

Item 7.  Material to be Filed as Exhibits.

None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    November 23, 2001

                                              /s/ Mike Ajnsztajn
                                         ---------------------------
                                              Mike Ajnsztajn